

07002242

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66614

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2006** (MM/DD/YY) AND ENDING **December 31, 2006** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Halyard Securities, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1325 Avenue of the Americas, Suite 2800
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gina M. LaVersa **(212) 763-8381**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marx, Lange, Gutterman LLP
(Name – *if individual, state last, first, middle name*)

1430 Broadway	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gina M. LaVersa, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Halyard Securities, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PETER ROSS
Notary Public, State of New York
No 01RO6097298
Qualified in Kings County
Certificate Filed in New York County
Commission Expires August 18, 2007

Notary Public

Signature

Managing Member
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) A report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Marx, Lange, Gutterman LLP
1430 Broadway, New York, NY 10018-9202
Phone: (212) 302-6000 Fax: (212) 302-6156
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Members of
Halyard Securities, LLC

We have audited the accompanying statement of financial condition of Halyard Securities, LLC (the "Company") as of December 31, 2006, and the related statements of income, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Halyard Securities, LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marx, Lange, Gutterman LLP

New York, New York
February 14, 2007

HALYARD SECURITIES, LLC
Statement of Financial Condition
December 31, 2006

ASSETS	
Cash	$ 128,297
Receivable from placement issuers	4,708,333
Accrued interest receivable	46,089
Disbursement receivable from placement issuers	2,039
Fixed assets, at cost net of accumulated depreciation and amortization of $3,376	30,386
Organizational costs, at cost net of accumulated depreciation and amortization of $7,295	8,916
Total assets	$ 4,924,060
LIABILITIES AND MEMBERS' EQUITY	
Liabilities	
Deferred income taxes	$ 182,200
Accrued expenses	9,608
Total liabilities	191,808
Members' equity	4,732,252
Total liabilities and members' equity	$ 4,924,060

The accompanying notes are an integral part of these financial statements.


Certified Public Accountants

HALYARD SECURITIES, LLC
Statement of Income and Changes in Members' equity
Year Ended December 31, 2006

Revenues	
Transaction fees	$ 6,410,672
Interest income	320,203
Total revenues	6,730,875
Expenses	
Professional fees	18,132
Dues and subscriptions	24,303
Registration fees	11,214
Amortization expense	6,618
Other operating expenses	12,308
Total expenses	72,575
Income before provision for NYC unincorporated business taxes	6,658,300
Provision for NYC unincorporated business taxes	265,737
Net income	6,392,563
Members' equity, January 1, 2006	5,354,689
Members' withdrawals	(7,015,000)
Members' equity, December 31, 2006	$ 4,732,252

The accompanying notes are an integral part of these financial statements.


Certified Public Accountants

HALYARD SECURITIES, LLC
Statement of Cash Flows
Year Ended December 31, 2006

Cash flows from operating activities:	
Net income	$ 6,392,563
Adjustments to reconcile net income to net cash provided by operating activities:	
Amortization	6,618
Decrease in receivables and accrued interest from placement issuers	505,100
(Decrease) in due to affiliate	(36,236)
(Decrease) in deferred income taxes	(25,000)
(Decrease) in accrued expenses	(4,256)
Net cash provided by operating activities	6,838,789
Cash flows from investing activities:	
Acquisitions of property and equipment	(33,762)
Cash flows from financing activities:	
Members' withdrawals	(7,015,000)
Net decrease in cash and cash equivalents	(209,973)
Cash and cash equivalents, beginning of year	338,270
Cash and cash equivalents, end of year	$ 128,297
Supplemental disclosure of cash flow information:	
Cash paid during the year for income taxes	$ 290,736

The accompanying notes are an integral part of these financial statements.


Certified Public Accountants

1. **Organization**

Halyard Securities, LLC (the "Company") was formed in the State of Delaware on June 30, 2004 and is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Security Dealers (the "NASD"). The Company operates primarily as an agent that assists issuers in executing Equity Private Placements.

2. **Summary of Significant Accounting Policies**

Property and Equipment

The Company depreciates office furniture and equipment on the accelerated method over estimated useful lives of 5 to 7 years. Leasehold improvements are depreciated on the straight-line method over a useful life of 39 years.

Use of Estimates

The preparation of financial statements in conformity with accounting principals generally accepted in the United States requires management to make estimates and assumptions that effect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

No provision has been made for Federal or NYS income taxes since the Company is treated like a partnership under the Internal Revenue Code and NYS Partnership tax law whereby its income will be taxed directly to its members. The provision for income taxes includes New York City unincorporated business tax of $265,736.

Deferred income taxes are provided for the difference between recognizing revenues for financial and income tax reporting purposes.

The deferred tax liability represents the future tax consequences of this difference, which will be taxable when the assets are recovered.

3. **Receivable from Placement Issuers**

As per agreement, the receivables are due as follows:

2007	$ 3,708,333
2008	1,000,000
	$ 4,708,333


Certified Public Accountants

4. **Related Parties**

The Members of the Company are also members of Precision Capital Advisors, LLC ("PCA"). As per an agreement that the Company has with PCA, virtually all operating expenses related to the Company (wages, rent, etc.) are paid and expensed by PCA. This agreement has been filed and approved by the NASD.

5. **Concentration of Credit Risk**

The Company maintains cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

6. **Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006 the Company had net capital of $118,688, which was $113,688 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .08 to 1.



Certified Public Accountants

Supplemental Information


Certified Public Accountants

HALYARD SECURITIES, LLC
Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
as of December 31, 2006

Computation of net capital:	
Total members' equity	$ 4,732,252
Less non allowable assets	(4,795,764)
Add deferred taxes payable	182,200
Net capital	$ 118,688
Minimum net capital required	$ 5,000
Excess net capital	$ 113,688
Total aggregate indebtedness	$ 9,608
Ratio of aggregate indebtedness to net capital	.08 : 1

There were no material differences between the audited Computation of Net Capital included above and the corresponding schedule included in the Company's unaudited December 31, 2006 Part IIA FOCUS filing


Certified Public Accountants

Exemption claimed under Rule 15c3-3(k)(2)(ii).


Certified Public Accountants

Supplementary Report Of Independent Auditors



Certified Public Accountants

Marx, Lange, Gutterman LLP

1430 Broadway, New York, NY 10018-9202
Phone: (212) 302-6000 Fax: (212) 302-6156

Certified Public Accountants

Supplementary Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5 of the Securities Exchange Act of 1934

The Board of Directors and Members of
Halyard Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Halyard Securities, LLC (the "Company") for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (i) in making quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13, (ii) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System or (iii) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use by the Board of Directors management, the Securities and Exchange Commission, National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Marcum, Kliegman, Patterson LLP

New York, New York
February 14, 2007

END



Certified Public Accountants